

March 4, 2011

By Facsimile (949.475.4756) and U.S. Mail

James Moloney, Esq.
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, California 92612-4412

> Re: **Ameron International Corporation**
> **Definitive Additional Materials filed March 2, 2011**
> **File No. 001-09102**

Dear Mr. Moloney:

We have reviewed the above filing and have the following comments.

1. We note that the Company has made statements in its soliciting material that appear to directly or indirectly impugn the character, integrity or personal reputation of Mr. Mitarotonda, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in the filing:

   - "Barington has an unimpressive record" and Barington's solicitation "is a weak attempt to take the spotlight off [Mr. Mitarotonda's] own inadequacies and under-performance" (page 1). Such statement appears to refer to the investment track record of Barington as opposed to the performance of company stock in which Barington has invested, and the soliciting materials do not appear to provide support for such statement.

   - "This lack of common decency appears to be a trend with Mr. Mitarotonda" (page 8 and a similar reference to "common decency" is found on page 1).

   Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

2.   Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

- "Mr. Mitarotonda lacks the integrity and ethics we want in Ameron directors" (page 1 and a similar quote repeated on page 7). We note that this quote is referred by the Company to as one of several "facts."

- "Mr. Mitarotonda launched his activist hedge fund in 2000, targeting microcap, retail, shoe, investment management and Internet music companies. Indeed, most of Mr. Mitarotonda's experience, whether as an executive or director, has been with these types of companies, and he is known primarily as a retail investor" (page 4). Please reconcile this statement with disclosure in the same paragraph listing Barington's past investments in industrial companies, an automotive services business and a real estate company.

- "Barington's solicitation is a self-serving effort by Mr. Mitarotonda…to attempt to generate short term profits at the expense of long term value creation…" (page 1). Please reconcile the implication that Barington is a short-term investor with public filings that suggest the opposite is true. For example, beneficial ownership reports on Schedule 13D filed by Barington and proxy statements filed by Pep Boys and A. Schulman, two companies discussed in the Company's soliciting materials, reflect that Mr. Mitarotonda has served on each of such company's board of directors for more than four years and that Barington has held shares in these two companies for more than four years.

- "Mr. Mitarotonda was forced to sell his brokerage operations and investment banking division in 1999" (page 3). The article the Company cites to in footnote 2 on page 3 of the soliciting materials does not indicate that Mr. Mitarotonda and his partners were forced to sell the brokerage division.

- "Barington has not presented any new ideas for the Company, other than to suggest breaking it up" (page 5). Reconcile this statement with Barington's proposed plan for the Company set forth in the Barington proxy statement and which listed, among other things, its plan to improve the Company's strategic focus, profitability and corporate governance (refer to pages 8 to 10 of the definitive proxy statement filed on February 28, 2011) and Barington's belief that the Company should aggressively pursue opportunities to grow the Fiberglass-Composite Pipe Group.

3.   It appears that the Company publicly issued these soliciting materials to stockholders via BusinessWire at 6:18 pm EST on March 1, 2011. However, the letter was not filed with the Commission under cover of Schedule 14A until March 2. We remind you of the Company's obligations under Exchange Act Rule 14a-6(b).

*   *   *

        Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

Cc via facsimile to:
Jeff LeSage, Esq.
Gibson, Dunn & Crutcher LLP
(F) 213.229.6504